August 10, 2016

VIA EDGAR

Mr. Kenneth Ellington
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

Re:	Heartland Group, Inc. 1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982

Response to Staff Telephone Comments on Heartland’s December 31, 2015 Form N-CSR Filing

Dear Mr. Ellington:

With this letter, Heartland Group, Inc. (“Heartland”) is responding to the SEC staff’s comments, as we understand them, based upon the telephone conversation we had with the staff on July 26, 2016.

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by Heartland’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Form N-CSR.

Discussion of the Use of Derivatives in Financial Statement MDFP

Comment 1. When the use of derivatives has a material impact on a fund’s performance, as detailed in the July 30, 2010, Letter to the Investment Company Institute, titled “Derivatives-Related Disclosures by Investment Companies,” a fund should discuss the impact in its MDFP. Please confirm the Heartland Funds are complying with this guidance.

Response. To the extent the use of derivatives has a material impact on the performance of any Heartland Fund, Heartland will include a discussion of such impact in its MDFP.

Mr. Kenneth Ellington
Securities and Exchange Commission

August 10, 2016

Heartland International Value Fund Expense Recoupment Disclosure in Note 6: Investment Management Fees and Transactions with Related Parties

Comment 2.  Please confirm that the expense limitation agreement recoupment provision for the International Value Fund is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response. Heartland confirms that the expense limitation agreement recoupment provision for the International Value Fund is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 and that prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived. Heartland confirms that it will ensure its disclosure regarding the expense limitation agreement for the International Value Fund sufficiently discloses the details of the expense limitation agreement.

Heartland Mid Cap Value Fund Expense Waiver Disclosure in Note 6: Investment Management Fees and Transactions with Related Parties

Comment 3.  Please confirm whether the expense limitation agreement for the Mid Cap Value Fund is subject to any fee recoupment provisions. If yes, add the required disclosures regarding the recoupment.

Response. Heartland confirms that the expense limitation agreement for the Mid Cap Value Fund does not contain any fee recoupment provisions and will ensure its disclosure regarding the expense limitation agreement for the Fund sufficiently discloses the details of the expense limitation agreement.

Disclosure in Registration Statement under Form N-1A Regarding Sector Allocations

Comment 4.  In accordance with Registration Statement disclosure requirements in Form N-1A, please describe any significant or material strategies or risks associated with significant sector allocations.

Response. Heartland confirms that to the extent sector allocations for any Fund are a significant or material part of the strategy for any of its Funds, the necessary disclosures will be included in Heartland’s next Post-Effective Amendment to the Registration Statement on Form N-1A.

Heartland acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Form N-CSR; that the SEC staff comments or Heartland’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and that Heartland may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Kenneth Ellington
Securities and Exchange Commission

August 10, 2016

Please direct any inquiries on this letter and filing to me at (414) 977-8748 or nbest@heartlandfunds.com. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/ Nicole J. Best

Nicole J. Best

bcc:	Ms. Ellen Drought (w/encls.)

Mr. Peter Fetzer (w/encls.)